FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of October 2004
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

PROTECT YOUR INVESTMENT
Vote against the Resolutions Proposed by the Harmony Board
Stop Harmony's offer for Gold Fields
November 8, 2004
Dear Harmony Shareholder
We are writing to urge you to vote AGAINST the ordinary and special resolutions proposed by the Board of Directors of Harmony Gold at the general meeting of Harmony shareholders that will be held at Harmony's corporate office on Friday 12 November 2004 at 11h00 (South African time)
If you have already voted for Harmony's proposals, YOU SHOULD REVOKE YOUR VOTE by completing, signing and returning the enclosed form of proxy today voting AGAINST the ordinary and special resolutions proposed by the Harmony Board of Directors. Remember, your last dated proxy is the only one, which counts.
YOU SHOULD VOTE AGAINST
THE RESOLUTIONS PROPOSED BY HARMONY'S BOARD
On October 18, 2004, Harmony Gold Mining Company Limited ("Harmony") announced an unsolicited and hostile proposal to merge with Gold Fields. Harmony is offering to acquire Gold Fields shares in return for 1.275 new Harmony shares. Harmony cannot fulfil the conditions precedent to its hostile offer for Gold Fields without your approval of a share capital increase. The Harmony Board is proposing that you approve:
  a risky two-step offer to purchase all of the shares of Gold Fields in a transaction where Harmony would first attempt to acquire up to 34.9% of Gold Fields' shares and then, subject to numerous conditions, including receipt of regulatory approvals and approval by competition authorities, attempt to acquire all of the Gold Fields shares it does not already own; and
  a capital increase that would dilute your investment in Harmony and give Harmony the means to purchase Gold Fields.
In the United States, Gold Fields has filed a Solicitation/Recommendation Statement with the US Securities and Exchange Commission (the "SEC") on Schedule 14D-9 on November 3, 2004 and holders of the Ordinary Shares and American Depositary Shares are advised to read it as it contains important information. Copies of the Schedule 14D-9 and other related documents filed by Gold Fields will be available free of charge on the SEC's website at http://www.sec.gov. Any documents filed by Harmony Gold Mining Company Limited, including its registration statement on Form F-4 (which includes a preliminary prospectus), as amended or supplemented from time to time, and related exchange offer materials as well as its Tender Offer Statement on Schedule TO, will also be available free of charge on the SEC's website.

In the United States, Gold Fields has filed a Solicitation/Recommendation Statement with the US Securities and Exchange Commission (the "SEC") on Schedule 14D-9 on November 3, 2004 and holders of the Ordinary Shares and American Depositary Shares are advised to read it as it contains important information. Copies of the Schedule 14D-9 and other related documents filed by Gold Fields will be available free of charge on the SEC's website at http://www.sec.gov. Any documents filed by Harmony Gold Mining Company Limited, including its registration statement on Form F-4 (which includes a preliminary prospectus), as amended or supplemented from time to time, and related exchange offer materials as well as its Tender Offer Statement on Schedule TO, will also be available free of charge on the SEC's website.
YOU SHOULD REJECT THESE RESOLUTIONS BECAUSE HARMONY'S OFFER TO ACQUIRE
GOLD FIELDS PRESENTS HIGH RISKS AND FEW REWARDS FOR HARMONY
SHAREHOLDERS
You should vote AGAINST the ordinary and special resolutions being proposed by Harmony because:
  THE TRANSACTION IS VALUE DESTRUCTIVE FOR HARMONY SHAREHOLDERS
We believe the structure of the combined company as envisaged by Harmony will destroy value for both Harmony and Gold Fields shareholders. Since the announcement, Harmony shareholders have already lost R3.7bn of value through the decline in market capitalisation from market close on 15th October 2004 to 1st November 2004. This loss in value already discounts the announced synergies.
  HARMONY'S TWO STEP OFFER STRUCTURE IS VERY RISKY - THE SUBSEQUENT OFFER COULD FAIL
Harmony's strategy to acquire Gold Fields is based on a two-step offer. First, Harmony intends, through its "early settlement offer" to acquire up to 34.9% of Gold Fields. There is no "minimum condition" on Harmony's early settlement offer. This means that regardless of the number of shares tendered in the early settlement offer, Harmony will have to purchase all of those shares up to 34.9% of Gold Fields. If only 10% of the Gold Fields shares are tendered, Harmony will be left holding a minority stake in Gold Fields. Such a complex ownership structure will not give Harmony the ability to effectively extract synergies or have direct access to Gold Fields' cash flows.
Harmony has undertaken to commence a "subsequent offer" for all remaining shares in Gold Fields following the early settlement offer. The subsequent offer is subject to conditions including, a minimum condition of 50%, the approval of competition authorities and other unspecified regulatory approvals.
1
South African or other regulatory authorities may decide to block the transaction leaving Harmony with a minority stake in Gold Fields, at the expense of dilution to its shareholders.
2
This is a waste of Harmony's corporate assets by your Board. What will the Harmony Board do if the subsequent offer fails? Why has this point not been addressed in the otherwise detailed circular to Harmony shareholders?
The Harmony Board is undertaking a very risky acquisition strategy at your expense.
1
As per Harmony's circular dated October 20, 2004.
2
Alternatively, competition authorities could condition their approval on Harmony's disposal of certain assets. Harmony would then be forced to sell assets, potentially at very low valuations, in order to close the Gold Fields acquisition, which would be highly detrimental to the value of your investment.

In the United States, Gold Fields has filed a Solicitation/Recommendation Statement with the US Securities and Exchange Commission (the "SEC") on Schedule 14D-9 on November 3, 2004 and holders of the Ordinary Shares and American Depositary Shares are advised to read it as it contains important information. Copies of the Schedule 14D-9 and other related documents filed by Gold Fields will be available free of charge on the SEC's website at http://www.sec.gov. Any documents filed by Harmony Gold Mining Company Limited, including its registration statement on Form F-4 (which includes a preliminary prospectus), as amended or supplemented from time to time, and related exchange offer materials as well as its Tender Offer Statement on Schedule TO, will also be available free of charge on the SEC's website.
  HARMONY'S TWO STEP OFFER IS VERY RISKY - THE SUBSEQUENT OFFER COULD FAIL TO ACHIEVE 90% OWNERSHIP
The greatest risk to Harmony shareholders occurs if Harmony fails to acquire in excess of 90% of Gold Fields: a likely outcome given the coercive offer structure and the negative reaction of many Gold Fields shareholders to the offer. Owning less than 90% of Gold Fields will mean that Harmony:
•
Cannot squeeze out disgruntled Minority Shareholders
•
Does not get direct access to the cash flows of Gold Fields
•
Will find it difficult to extract value from the investment in Gold Fields
  HARMONY'S TWO STEP OFFER IS VERY RISKY - IT IS THE SUBJECT OF LEGAL CHALLENGE AND MAY BE UNLAWFUL
•
The Competition Tribunal of South Africa may enjoin the offer because it was not properly notified.
•
The High Court may stop the offer because it is not in compliance with the South African
Companies Act.
•
The High Court may find Harmony in breach of criminal provisions in the Companies Act.
  IF HARMONY'S OFFER FOR GOLD FIELDS SUCCEEDS, HARMONY MAY BE INFLUENCED BY NORILSK NICKEL- NORILSK HAS NOT REVEALED ITS FUTURE PLANS FOR HARMONY
If the bid succeeds, Harmony shareholders should be aware that a large shareholder with no explicit strategy for the new entity may have significant influence over a merged Harmony and Gold Fields. Depending on the outcome, Norilsk Nickel could own between 13% - 20% (based on 50% - 100% acceptance) of the new entity after the completion of the offer.
THE HARMONY BOARD ARE HIGHLY UNLIKELY TO CREATE A NEW SOUTH AFRICAN CHAMPION THROUGH THE PROPOSEDACQUISITION OF GOLD FIELDS.
It is rare indeed that a hostile takeover bid has combined such value destructive potential with such little merit. The Gold Fields' Board will continue to fight Harmony`s offer, which is coercive and which will put the fate of these two South African companies largely in the hands of opportunistic arbitrageurs with no long term investment intentions.
The Harmony Board needs 75% of the votes at the shareholders meeting on 12 November to approve the special resolutions it has proposed, so your vote is very important, no matter how many or how few shares you hold. To protect your investment you should vote AGAINST the special resolution to increase Harmony's Authorized share capital at the Extraordinary General Meeting on the enclosed proxy card today.
Yours sincerely,
Ian Cockerill

In the United States, Gold Fields has filed a Solicitation/Recommendation Statement with the US Securities and Exchange Commission (the "SEC") on Schedule 14D-9 on November 3, 2004 and holders of the Ordinary Shares and American Depositary Shares are advised to read it as it contains important information. Copies of the Schedule 14D-9 and other related documents filed by Gold Fields will be available free of charge on the SEC's website at http://www.sec.gov. Any documents filed by Harmony Gold Mining Company Limited, including its registration statement on Form F-4 (which includes a preliminary prospectus), as amended or supplemented from time to time, and related exchange offer materials as well as its Tender Offer Statement on Schedule TO, will also be available free of charge on the SEC's website.
If you have any questions or need assistance in voting your shares, please call:
FROM SOUTH AFRICA,
Call Computershare Investor Services 2004 (Proprietary) Limited
Toll Free at: 0800 202 361
OUTSIDE OF SOUTH AFRICA,
Call Innisfree M&A Incorporated:
From Countries in the European Union
Call Toll Free at: 00-800-7710-9971
From the U.S. and Canada
Call Toll Free at: 1-877-687-1871
IF YOU ARE OUTSIDE THE TOLL-FREE AREAS:
Shareholders Call Collect (reverse charges): + 1 646-822-7436
Banks and Brokers Call Collect (reverse charges): +1 212-750-5833 africa\Gold Fields\Harmony Offer\fight letter\fight letter - latest comments.DOC
HARMONY GOLD MINING COMPANY LIMITED
Incorporated in the Republic of South Africa
Registration Number 1950/038232/06 Share code: HAR ISIN ZAE00015228
("Harmony" or "Company")
FORM OF PROXY
For use by certified shareholders or dematerialised shareholders with "own-name" registration ("shareholders") at the general meeting of Harmony shareholders to be held at Harmony's Corporate Office, Randfontein Office Park, corner Main Reef Road and Ward Avenue, Randfontein, at 11h00 on Friday, 12 November 2004, and any adjournment thereof (the "general meeting").
I/We ............................................................................................................................. ..............
........................................................................................................... (NAME IN BLOCK LETTERS)
Address .........................................................................................................................................
.........................................................................................................(CODE) ................................
being the holder/s of ........................................................................shares in the Company, do hereby appoint
1. ......................................................................................................................... or failing him/her
2. ...........................................................................................................................or failing him/her
3. the Chairman of the general meeting,
as my/our proxy to act for me/us and on my/our behalf at the general meeting, which will be held for the purpose of considering and, if deemed fit, passing, with or without modification, the special and ordinary resolutions to be proposed thereat and at any adjournment thereof, and to vote for or against the resolutions and/or abstain from voting in respect of the shares registered in my/our name/s, in accordance with the following instructions (see note 2):
For         Against
Abstain
Ordinary resolution 1
To approve the offers
Special resolution
To increase the authorised share capital
Ordinary resolution 2
To allot and issue any of the unauthorised shares in
terms of the offers
Ordinary resolution 3
To place the balance of the unissued securities of the
Company under the control of the directors
Ordinary resolution 4
To authorise the directors to issue securities for cash
Ordinary resolution 5
To authorise the directors to issue shares in terms of
the empowerment transaction
Ordinary resolution 6
To authorise the directors to sign all such documents
and do all such things as may be necessary for or
incidental to the implementation of the offers
Signed at ............................................. on ..........................................................................2004
Signature .................................................................................................................................
Assisted by me (where applicable) ..........................................................................................................
(Note: A shareholder entitled to attend and vote is entitled to appoint a proxy to attend, speak and vote in his/her stead. Such proxy need not also be a shareholder of the Company)
Please read the note on the following page under the heading "Notes".

africa\Gold Fields\Harmony Offer\fight letter\fight letter - latest comments.DOC
NOTES:
1. A certificated or "own name" dematerialised shareholder may insert the name of a proxy or the names of two alternative proxies of the certificated or "own name" dematerialised shareholder's choice in the space/s provided, with or without deleting "the chairman of the general meeting"; but any such deletion must be initialled by the certificated or "own name" dematerialised shareholder. The person whose name appears first on the form of proxy and who is present at the general meeting will be entitled to act as proxy to the exclusion of those whose names follow.
2.
A certificated or "own name" dematerialised shareholder's instructions to the proxy must be indicated by the insertion of the relevant number of votes exercisable by that shareholder in the appropriate box provided. Failure to comply with the above will be deemed to authorise the proxy to vote or to abstain from voting at the general meeting as he/she deems fit in respect of all the shareholder/s votes exercisable thereat. A certificated or "own name" dematerialised shareholder or his proxy is not obligated to use all the votes exercisable by the shareholder or by his proxy, but the total of the votes cast and in respect of which abstention is recorded may not exceed the total of votes exercisable by the certificated or "own name" dematerialised shareholder or by his/her proxy.
3.
This duly completed form of proxy must be received by the Company's transfer secretaries, Ultra Registrar (Proprietary) Limited, 11 Diagonal Street, Johannesburg, 2001 or (if by hand) PO Box 4844, Johannesburg, 2000 (if by post) or Capita IRG plc (trading as Capita Registrars), The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, United Kingdom, by no later than 48 hours before the time fixed for the general meeting.
4
The completion and lodging of this form of proxy will not preclude the relevant certificated or "own name" dematerialised shareholder from attending the general meeting and speaking and voting in person thereat to the exclusion of any proxy appointment in terms hereof.
5.
Documentary evidence establishing the authority of a person signing this form of proxy in a representative or other legal capacity must be attached to this form of proxy unless previously recorded by the Company's transfer secretaries or waived by the chairman of the general meeting.
6.
Every person present and entitled to vote at the general annual meeting as a registered member or as a representative of a body corporate shall on a show of hands have one vote only, irrespective of the number of shares such person holds or represents, but in the event of a poll, such person or representative, will have one vote per share.
7. Any alteration or correction made to this form of proxy must be initialled by the signatory/ies.
8.
Dematerialised shareholders other those with "own name" registration who wish to attend the general meeting must request their Central Securities Depositary Participant ("CSDP") or broker to provide them with a Letter of Representation or they must instruct their CSDP or broker to vote by proxy on their behalf in terms of the agreement entered into between the shareholders and their CSDP or broker.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 8 November 2004
GOLD FIELDS LIMITED
By:
Name: Mr W J Jacobsz
Title: Senior Vice President: Investor
Relations and Corporate Affairs